

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

Nicholas Akins
Chairman of the Board and Chief Executive Officer
Indiana Michigan Power Company
1 Riverside Plaza
Columbus, Ohio 43215

> **Re: Indiana Michigan Power Company**
> **Registration Statement on Form S-3**
> **Filed December 19, 2022**
> **File No. 333-268880**

Dear Nicholas Akins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Aguiar